United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

PAPA JOHN’S INTERNATIONAL, INC.

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

March 29, 2024

Dear fellow shareholders,

In Papa Johns’ recent proxy statement, the Company opposes a proposal about pig “gestation crates” in its supply chain by, in part, touting its engagement with external organizations on the topic. As one such organization, we felt compelled to respond.

Indeed, the use of gestation crates is highly significant and consequential. Eleven states and the E.U. ban or restrict them (see CageFreeLaws.com), and it’s become increasingly important for companies to address the issue too. As noted in a recent Bloomberg article titled, “Animal Welfare Is on More Proxy Ballots Two Years After Icahn’s Fight”: “A shareholder recommendation [regarding gestation crates] filed two years ago with Papa John’s International Inc. garnered …41.8% [of the vote].”

Yet, in Papa John’s statement opposing this year’s proposal, the Company argues that the 2022 proposal “did not receive majority support,” without noting that it nearly did.

And it seems the Company still has not taken any meaningful action on gestation crates; meanwhile, its largest competitors have.

For example, Domino’s Pizza just recently published a statement saying the Company will “exert the influence we have with the U.S. pork industry to maximize the time that pregnant sows spend in group housing, away from gestation crates” (group housing is the alternative to solitary confinement crates).

By contrast, Papa John’s Opposition Statement claims “we have limited influence and ability to dictate terms to our suppliers based on our size and volume of pork purchased.”

Domino’s also says it “has taken measures to source from suppliers utilizing group housing” and that, in fact, “over 50% of the bacon currently distributed in [our] supply chain” comes from group housing.

By contrast, Papa John's doesn’t disclose any group-housed pork data—and opposes such disclosure.

Further, a few weeks ago, Pizza Hut owner Yum! Brands announced it’s developing a policy to ensure group housing—and will publish measurable targets for doing so:

Yum! is working towards concluding the research necessary to develop a policy for ensuring group sow housing in our supply chain. Efforts will focus on alignment with science-based research, animal health, welfare and appropriate behaviors. The policy will be published by or around September 30, 2024. As well, Yum! will increase our U.S. pork supplier engagement and will work to collect additional production data on sow housing at our suppliers into 2025. Following this increased data collection effort, Yum! will establish measurable targets for moving to group housing and begin to externally report our findings on sow housing.

By contrast, Papa John’s now opposes a proposal seeking measurable targets for group-housed pork, saying that (unlike Yum! Brands), the Company doesn’t “believe it’s reasonable” to set any.

In fact, here’s a brief snapshot of how Papa John's compares to just a few other restaurant companies:

COMPANY	COMMITMENT / PROGRESS
Papa John's	No commitment and no disclosure of any group-housed pork percentage.
Domino’s	Discloses that it uses 50% group-housed bacon.
Yum! Brands (Pizza Hut)	Publishing a group-housed pork commitment by September and will be publishing measurable targets in 2025 for reaching that goal.
McDonald’s	Commitment to reach 100% group-housed pork by 2024; last reporting showed 91% compliance.
Wendy’s	Has already reached 100% group-housed pork.
Restaurant Brands Intl.	Expects to reach 94% group-housed pork globally by the end of 2024.
Bloomin’ Brands	Has a target to reach 90% group-housed pork globally by 2029.
The Cheesecake Factory	At the end of 2022, approximately 80% of its pork was group-housed.
Starbucks	Reached over 75% group-housed pork in the U.S. and Canada in FY 2023 and expects to reach 100% this year.
Panera Bread	Has already achieved 100% group-housed pork.
Chipotle Mexican Grill	Has only used group-group housed pork for decades.
Jack in the Box	Has the following targets: 25% group-housed pork by the end of 2024; 50% by the end of 2025; and 100% “or substantially all” by 2026.
CKE Restaurants (Carl’s Jr. & Hardee’s)	Has achieved 65% group-housed pork.
Noodles & Co.	Has used 100% group-housed pork since 2015.

And this doesn’t include companies in other parts of the food industry that have made (and are making) significant progress, like Costco (nearly 100% group-housed fresh pork), Target (the vast majority of its fresh pork is group-housed), Kroger (will reach 100% group-housed fresh pork next year), Aramark, Compass, Sodexo, Campbell Soup, General Mills, Conagra Brands, and countless others.

We’re concerned that the Company refuses to disclose what, if any, percentage of its pork comes from group housing (despite a dozen years of assertions about working to address the issue) or establish meaningful targets for moving forward; this is simply inconsistent with the actions of its peers.

Finally, we also raise concerns with other aspects of the Opposition Statement:

1.	“[T]he annual cost impact of converting our entire pork supply to pork raised in alternative housing is significant and would subject us to negative downstream effects, such as becoming reliant on one or a few suppliers.”

This is the latest in a long line of changing positions from the Company. For example, in 2013, it pledged to make significant movement away from gestation crates by 2022. In 2022, opposing a proposal seeking an update, the Company asserted it wouldn’t be “practical” to source a significant amount of pork from group-housing. In 2023, following an extremely high vote in favor of that proposal (41.8%), the Company changed its position to say a significant amount of group-housed pork wasn’t “yet available.” And now, when again pressed a year later, it seems to have abandoned that claim and now says sourcing such pork is too expensive.

This ever-changing position does not instill a great degree of confidence that the Company is appropriately managing this issue and its related risks. And regardless, we must ask: How are so many peers accomplishing progress on this issue and Papa John’s is apparently unable?

2.	“However, we maintained our commitment to continue working with suppliers to explore the sourcing of more pork raised in alternative housing.”

Given the progress made by so many peers, it’s difficult to comprehend how the most Papa John’s can commit to is “to explore” the sourcing of group-housed pork.

3.	“Nevertheless, we expect our suppliers to have the highest standards commercially available with respect to animal welfare.”

This is plainly not true, as demonstrated by the fact that the Company allows suppliers to use gestation crates—a practice which it has claimed it wants to move away from for well over a decade. Thus, in the case of pork, the Company clearly does not have this expectation.

In fact, later in the Opposition Statement, the Company says, “we remain committed to improving animal welfare throughout our supply chain, including with regard to our pork supply….” But if it were true that pork suppliers already have “the highest standards commercially available” then what improvements is this referring to? And of course, the alternative to gestation crates, (group-housed pork), is commercially available.

4.	“Papa John's specifies that proper and humane animal welfare practices should be followed during every step of processing, and these expectations are outlined in our supplier agreements and specifications.”

This is disingenuous at best, since the Company allows gestation crates.

5.	“We engage in productive relationships with NGOs such as Lever Foundation and actively participate in industry groups including the International Poultry Welfare Alliance and a QSR Animal Welfare Council, which convenes a cross-functional group of peer companies working to align on key indicators that will drive improved animal welfare outcomes.”

This is an issue-diverting general discussion about animal welfare, rather than a specific response to the gestation crate concerns raised by the proposal. As far as we know, the International Poultry Welfare Alliance has nothing to do with pork production. And our staff, who have engaged the restaurant industry for the last twenty years on this topic, have never heard of something called the “QSR Animal Welfare Council.” In fact, there appears to be no record online of its existence. Perhaps the Company could help shareholders understand what this group is and how, if at all, it relates to the specific sow housing issues addressed in the proposal.

As a shareholder, we’re deeply concerned that while Papa John’s position on this topic keeps changing, its pork procurement isn’t. Today, its position is simply inconsistent with the development of related regulations, the actions of the Company’s peers, and with the Company’s own statements about animal welfare. Indeed, with Domino’s, Pizza Hut, McDonald’s, Burger King, Wendy’s and so many other restaurant chains disclosing significant progress and/or measurable targets for moving away from gestation crates, we believe support for this Proposal is clearly warranted. Thank you.

Note: We’re not asking for and can’t accept your proxy card. Please vote FOR the proposal on the proxy received from management, following the instructions enclosed with the proxy on how to cast your ballot.